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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)
                      INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)
                            (Amendment No._2_)1


                             ANDREW CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                  034425108
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                                (CUSIP Number)

                        Pequot Capital Management, Inc.
                            500 Nyala Farm Road
                         Westport, Connecticut 06880
                      Attn: Aryeh Davis, General Counsel
                                (203) 429-2200
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  November 2, 2004
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule
13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Rule 13d-7 for other parties to whom copies are to be sent.

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

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CUSIP No. 034425108                          13D

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   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


       Pequot Capital Management, Inc.
         06-1524885
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]

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   3   SEC USE ONLY



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   4   SOURCE OF FUNDS*

       00
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Connecticut
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   NUMBER OF      7    SOLE VOTING POWER      1,337,787
     SHARES
  BENEFICIALLY    ----------------------------------------------------------

    OWNED BY      8    SHARED VOTING POWER   -0-
      EACH
   REPORTING      ----------------------------------------------------------

     PERSON       9    SOLE DISPOSITIVE POWER    1,337,787
      WITH
                  ----------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER   -0-

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,337,787

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.83%

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  14   TYPE OF REPORTING PERSON*

       IA
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

Item 1. Security and Issuer

         Class of Securities:       Common Stock, par value $.01 per share
                                    (the "Shares")

         Issuer:                    Andrew Corporation (the "Issuer")
                                    10500 West 153rd Street
                                    Orland Park, Illinois 60462

Item 2. Identity and Background

         Name of Reporting Person:  Pequot Capital Management, Inc.
                                    (the "Reporting Person")

         State of Incorporation:    Connecticut

Principal Business: The Reporting Person is an investment adviser registered under the Investment Advisers Act of 1940, and acts as investment advisor to certain managed accounts over which the Reporting Person exercises discretionary authority (the "Accounts"). The address of the principal business and office, and of the Executive Officers, Director and Controlling Person (as defined below) is 500 Nyala Farm Road, Westport,
CT 06880.

The Reporting Person is the investment advisor/manager of, and exercises sole investment discretion over, Pequot Private Equity
Fund III, L.P., a Delaware limited partnership, Pequot Endowment Fund, L.P., a Delaware limited partnership, and Pequot Offshore Private Equity Partners III, L.P. a Cayman Islands limited partnership, (together, the "Funds"), three of the Accounts. Gerald A. Poch, a managing director of the Reporting Person, is a member of the board of directors of the Issuer.

The executive officer of the Reporting Person is Mr. Arthur J. Samberg, the director of the Reporting Person is Mr. Arthur J. Samberg, and the controlling shareholder is Mr. Arthur J. Samberg (collectively, the "Executive Officer, Director and Controlling Person"). The Executive Officer, Director and the Controlling Person is a citizen of the United States.

Neither the Reporting Person nor the Executive Officer, Director and Controlling Person have, during the last five years, been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

Neither the Reporting Person nor the Executive Officer, Director and Controlling Person have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof, under Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is the beneficial owner of 1,323,313 Shares, 12,074 Phantom Stock Units (Memo Shares), and 2,400 shares of common stock vested pursuant to the terms of a stock option grant on February 11, 2003
(the "Option"), in the accounts for which the Reporting Person exercises investment discretion (the "Accounts"). On November 2, 2004, in the transactions that are the subject of this filing, the Reporting Person sold 250,000 Shares at an average price of $14.022, 175,000 Shares at an average price of $14.1929, 250,000 Shares at an average price of $14.35, and 85,600 shares at an average price of $13.7842. On November 3, 2004, the Accounts sold 13,500 Shares at an average price of $13.8695, 58,200 Shares at an average of $14.0455, 100,800 Shares at an average price of $14.1147, 111,400 Shares at an average price of $14.1823, 32,600 shares at an average price of $14.2254 and 54,300 Shares at an average price of $14.2957. On November 4, 2004, the Accounts sold 49,700 Shares at an average price of $14.1447, 84,300 Shares at an average price of $14.1928, 57,500 Shares at an average price of $14.2402, 68,500 shares at an average price of $14.2901 and 250,000 Shares at an average price of $14.23. On November 5, 2004, the Accounts sold 97,800 Shares at an average price of $14.4378, 21,900 Shares at an average price of $14.4629, 54,500 Shares at an average price of $14.4504, and 25,800  Shares at an average  price of $14.6395.  On November 8, 2004, the Accounts sold 26,100 Shares at an average price of $14.229, 31,900 shares at an average price of $14.3226, 10,700 Shares at an average price of $14.3955, and 131,300 Shares at an average price for $14.4503. Additionally, on November 9, 2004, the Accounts sold 29,100 Shares at an average price of $14.1388, 34,900 Shares at an average price of $14.17, 26,900 Shares at an average price of $14.18, and 9,100 Shares at an average price of $14.192.


Item 4. Purpose of Transaction.

The disposition of the Shares described herein is conducted in the ordinary course of the Reporting Person's investment activities. The Reporting Person reserves the right to purchase additional Shares or dispose of any Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future. The
Reporting Person reserves the right to take whatever further action with respect to the Accounts' holdings in the Issuer as the Reporting Person deems to be in the best interest of such Accounts.

Item 5. Interest in Securities of the Issuer.

As of the date hereof, the Reporting Person is the beneficial owner of 1,323,313 Shares, 12,704 Phantom Stock Units (Memo Shares), and an additional 2,400 shares that have vested pursuant to the terms of the Option. The Phantom Stock Units convert into Shares on a one-for-one basis. The Memo Shares will be paid in cash, less applicable tax withholding (if any), when the service of a Director of the Issuer is completed. The Memo Shares were accrued under the Issuer's Deferred Compensation Plan. Gerald A. Poch is an employee of the Reporting Person and serves on the Board of Directors of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5 neither the Reporting Person nor any of the Executive Officers, Director and Controlling Person is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or losses or the giving or withholding of proxies.

Item  7. Material to be filed as Exhibits

         None

                                  Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2004
                                             PEQUOT CAPITAL MANAGEMENT, INC.


                                             /s/Aryeh Davis
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                                                Aryeh Davis
                                                General Counsel